NEWS RELEASE	TAURUS FAIRSTAR

BONANZA, TAURUS AND FAIRSTAR SHAREHOLDERS APPROVE MERGER AND
FENELON ACQUISITION WITH RESOUNDING SHAREHOLDER SUPPORT

March 24, 2005 – AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”), INTERNATIONAL TAURUS RESOURCES INC. (TSX Venture: ITS) (“Taurus”) and FAIRSTAR EXPLORATIONS INC. (TSX: FFR) (“Fairstar”) are pleased to announce that the shareholders of each of the companies, at shareholders meetings held today, have approved by the requisite special majorities the two statutory Plans of Arrangement for the merger of Bonanza and Taurus to form New Bonanza as well as the consolidation of the Fenelon gold project ownership through the acquisition of Fairstar’s Fenelon interests by New Bonanza.

The Arrangements were originally announced on November 23, 2004 with a formal arrangement agreement reached Dec 21, 2004. With requisite shareholder approvals now in-hand, there remain only two judicial fairness hearings set in the British Columbia Supreme Court, 800 Smythe Street, Vancouver on Tuesday, March 29, 2005 to obtain final orders of the Court approving both Arrangements. Completion of the Arrangements remains subject to certain other customary closing conditions all of which are expected to be completed by March 30, 2005 and accordingly shares of the “New Bonanza” successor company, named “American Bonanza Gold Corp.”, are expected to commence trading on the Toronto Stock Exchange at the opening on Thursday March 31, 2005 under the symbol BZA.

The Arrangements provide for New Bonanza to acquire Fairstar’s 38% interest in the high grade Fenelon project in Quebec and its other Casa Berardi properties in exchange for 6.5 million New Bonanza shares and $300,000. It is anticipated that the trading of the shares of Bonanza and Taurus will be halted from trading on the TSX Venture Exchange at the close of business on Tuesday, March 29, 2005, and upon the Arrangement being completed as scheduled on Wednesday, March 30, 2005, these two companies will then be de-listed from the TSX Venture Exchange concurrently with their merger into New Bonanza.

Registered shareholders of both Bonanza and Taurus who hold their shares outside of brokerage accounts will receive letters of transmittal instructing them how to obtain certificates for New Bonanza shares while shareholders whose Bonanza and Taurus shares are held in brokerage accounts will automatically have their shares exchanged for them. Fairstar expects to complete the distribution to its shareholders of the 6.5 million New Bonanza shares that it will receive for its Fenelon interests during the first week of April.

Brian Kirwin, President and CEO of Bonanza, stated today: “We are very pleased that with very high voter turnout, the shareholders of the three companies have overwhelmingly agreed with management and the Boards of Directors concerning the benefits of this merger and transaction by voting 98% in favour of the Plan of Arrangement.”

Bonanza, Taurus and Fairstar have jointly agreed to appoint the following officers for New Bonanza:

Brian Kirwin as the President and Chief Executive Officer;
Giulio T. Bonifacio, Executive Vice President, Chief Financial Officer;
Joe Kircher, Vice President, Chief Operating Officer;
Dr. William Bird, Vice President, Canadian Operations.

The Board of Directors of New Bonanza will consist of Brian Kirwin, Giulio T. Bonifacio, Robert McKnight, Ronald Netolitzky, Don Lay, Jim Bagwell and Carl Ravinsky. Additionally, both Ian Telfer, a current advisor to the Board of Bonanza, and Robert Blakestad, a current Director and past-President of Taurus, have agreed to join the advisory board of New Bonanza.

The merger and the Fenelon property ownership consolidation will create a dynamic new gold company with the following highlights;

•	It creates a fast-track approach to forging a more powerful, mid-tier gold company;
•	It will have near term high-grade gold production potential at the Copperstone project in Arizona with a planned production decision in 2005;
•	It will have near term production growth potential through the development of the high grade Fenelon gold project in Quebec and the large Taurus gold project in British Columbia;
•	It will have a host of high-quality North American gold exploration properties, to provide additional opportunities for profitability in all gold market price cycles;
•	The new company will be well financed at the time of the merger, and it will have access to major additional funding sources;
•	It will have a complete, competent technical and corporate management team with experience in exploration, mine development and finance;
•	It will meet requirements for coverage by major analysts, investment by major institutions, and will be listed on the Toronto Stock Exchange, which will greatly expand market awareness; and,
•	It combines the various Fenelon interests into a more substantial entity and settles the current Taurus-Fairstar litigation.

For additional information about Bonanza, including a video interview with the CEO, Brian Kirwin, visit www.americanbonanza.com.

AMERICAN BONANZA GOLD MINING CORP.

Brian Kirwin
President and Chief Executive Officer

INTERNATIONAL TAURUS RESOURCES INC.

Dr. William Bird
President and Chief Executive Officer

FAIRSTAR EXPLORATIONS INC.

Mr. Larry Nachshen
Chairman

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 888-827-6611
George Tooley, (514) 695-8080